SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2011

Commission File Number: 000-29634

FUNDTECH LTD.
(Translation of Registrant’s Name Into English)

10 Hamada Street, 5th Floor
Herzliya, Israel, 46140
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

EXPLANATORY NOTE

Attached is following exhibit:

99.1	Press release, released publicly on November 30, 2011.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 30, 2011

FUNDTECH LTD.

By:	/s/ Joseph J. Aulenti
Joseph J. Aulenti
Secretary

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit No.	Description

99.1	Press release, released publicly on November 30, 2011.